VIA EDGAR AND E-MAIL

September 8, 2014

Mr. Lyn Shenk

Branch Chief

U.S. Securities and Exchange Commission

CF/AD5

100 F Street, NE

Washington, DC 20549-3561

Re:	Form 10-K: For the Year Ended December 31, 2013
Filed on March 4, 2014
File No. 000-25244

Dear Mr. Shenk:

Thank you for your comments regarding our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 contained in your letter dated August 26, 2014.  We respectfully submit below our responses to your comments. For your convenience, we have included your original comments, each immediately followed by our response.

Item 7. Management’s Discussion and Analysis

Exchange Rates, page 16

Comment 1:                           It appears that your functional currency is the Czech currency because you state that all revenues and expenses, regardless of sources of origin, are recognized in the Czech currency. You also state that revenue generated by your Czech operations is generally denominated in euros. Please explain to us and disclose in the notes to your financial statements as appropriate whether you remeasure euros into Czech currency and record any resulting exchange rate transaction gain or loss and where such gain or loss is reported in your financial statements.

Response:                                        Our daily Euro currency (EUR) revenues are recalculated to the local, functional currency, Czech Koruna (CZK), using the official daily foreign exchange (FX) rate as published by the Czech National Bank (CNB). Thus, the accounting book entries are in CZK and the funds are deposited into a EUR-denominated bank account. Subsequently, any withdrawal/transfer from the EUR-denominated bank account is recognized/booked in CZK at the prevailing CNB exchange rate as of the withdrawal date.  The EUR bank account balance at the end of each month is recalculated at the prevailing month-end CNB exchange rate and the resulting gain/loss is recognized in the Czech subsidiary’s Foreign Exchange Rate Expense line

545 FIFTH AVENUE, SUITE 940, NEW YORK, NEW YORK 10017

TEL:  212.983.3355  FAX:  212.983.8129

in the General & Administrative Department of the Profit & Loss Statements.

The monthly Czech consolidated Profit & Loss Statements are then translated to United States dollars (“USD”) at the monthly average of daily exchange rates.  The exchange rate gain/loss on transactions was included in Selling, General and Administrative expenses in the Company’s Consolidated Statement of Operations.  For the years ended December 31, 2013 and 2012, the exchange rate transaction loss was approximately $27,000 and $88,000, respectively.  We did not disclose these expense figures in the notes to the financial statements as the amounts were immaterial for the years reported, but will do so in the future should either a gain or loss become material.

Item 8. Financial Statements and Supplementary Data Notes to Consolidated Financial Statements

Note 2 — Summary of Significant Accounting Policies Principles of Consolidation and Basis of Presentation, page 29

Comment 2:                           Please state the currency in which the financial statements are presented. Also, disclose your functional currency.

Response:                                        Per your request, we will revise this paragraph in our next 10-K filing (and forward) as follows (changes in italics):

“Principles of Consolidation and Basis of Presentation — The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”), and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”) and Regulation S-X.  Regardless of sources of origin, all revenues and expenses are recognized in the Czech currency, the functional currency, and translated to United States dollars (“USD”) for reporting purposes.  Thus, unless noted otherwise, the consolidated financial statements, tables, financial notes and references in this report are presented and discussed in USD.  All significant intercompany balances and transactions have been eliminated in consolidation.”

Goodwill, page 30

Comment 3:                           We note that you disposed of the Rozvadov casino in 2012. This casino appears to have constituted a business that was a portion of the German reporting unit. From your disclosures it does not appear that goodwill associated with this business was included in the carrying amount of the business in determining the gain on its disposal pursuant to ASC 350-20-40-2 and 3. Please advise.

Response:                                        Goodwill represents the excess of the cost of the Company’s Czech subsidiaries over the fair value of their net assets as the date of the acquisition, which consisted of the Ceska casino, the Rozvadov casino and the parcel of land in Hate.  The Company allocated goodwill over two reporting units that are components of the operating segment “Czech Subsidiaries” and are classified as the “German Reporting Unit” which consists of the Ceska and Rozvadov casinos and the “Austrian Reporting Unit” which consists of a parcel of land in Hate, upon a portion of which the Route 59 casino and Hotel Savannah & the Spa were later built.

When we allocated Goodwill over the two reporting units, based on independent third-party appraisals and related factors, such as the underlying reasons for, and at the time of the acquisition, management’s expectations related to synergies, and multiple of earnings before interest, taxes, depreciation and amortization (EBITDA) projections, no value was assigned to the Rozvadov casino of the German Reporting Unit. Thus, when we sold Rozvadov in June 2012, we concluded there was no adjustment to the carrying amount of the business resulting from disposal of Rozvadov (ASC 350-20-40-2). The fair value of the Rozvadov unit relative to the fair value of the portion of the German Reporting Unit that was retained (Ceska) was inconsequential (ASC 350-20-40-3). The remaining Fair Value of the reporting unit retained (Ceska) was substantially in excess of its carrying value for the German reporting unit based on independent third party appraisals and related factors.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 47

Comment 4:                           Your conclusion regarding the effectiveness of your disclosure controls and procedures appears to be qualified in that it appears to limit the effectiveness solely to the timely alerting of your CEO/CFO to information related to the Company that is required to be included in your reports filed under the Exchange Act. Please represent to us your conclusion in regard to your overall disclosure controls and procedures as fully defined under the Exchange Act. Additionally, revise your disclosure in future filings to conclude on the overall effectiveness of these controls and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:                                        As supplemental information to the staff, please be advised that the disclosure in “Item 9A. Controls and Procedures” of the Company’s Form 10-K explicitly states (on page 48) that “our internal control over financial reporting was effective.” This statement was intended to reflect management’s conclusion on the overall effectiveness of these controls and procedures. Because management is ultimately responsible to evaluate whether there is a reasonable possibility of a material misstatement in the financial statements, the disclosure has, in the past, focused on the process of the Company’s top-down risk based approach that culminates in the review of the Company’s internal controls and reporting by our Chief Executive Officer/Chief Financial Officer (Mr. Ramadan) who reports to, and consults with, the Board of Directors. The disclosure in the Form 10-K was not meant to state or imply that effectiveness of the Company’s controls and procedures was limited solely to the timely alerting of our CEO/CFO, but to reflect how the reporting system concludes by his final review and analysis to permit him to render his report. The statement that “our internal control over financial reporting was effective” (noted above) was intended to indicate that it reflected the overall effectiveness of these controls and procedures. Our future filings will more clearly state this conclusion.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the year ended December 31, 2013 (the “filing”);

•                  the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above responses have been helpful and responsive to your requests and comments. Please feel free to contact me directly if you have any questions regarding our responses.

Respectfully yours,

/s/ Rami S. Ramadan
Rami S. Ramadan
President, Chief Executive Officer and
Chief Financial Officer